Kim Kaufman To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 29, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Szilagyi

Re:	BBR ALO Fund, LLC; File No. 811-23567

Dear Mr. Szilagyi,

On behalf of the above-listed registrant (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by you by phone on June 29, 2026 to Kim Kaufman and Clara Lang of Kirkland & Ellis LLP, outside counsel to the Fund. The Staff's comments relate to the Fund's Form N-CSR for its fiscal year ended March 31, 2026, as filed with the Commission on June 5, 2026 (the "Report").

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Report.

Comment 1:         Please include disclosure responsive to Items 4(i) and 4(j) of Form N-CSR in all future Form N-CSR filings, even if those items are not applicable to the Fund.

Response:           Going forward, the Fund will include the requested disclosure in all annual reports filed on Form N-CSR.

Comment 2:        Please include a sufficient description of the nature of the services comprising the tax fees disclosed in the categories of services provided by the Fund's principal accountant for tax compliance, tax advice and tax planning for the Fund’s last two fiscal years (see Item 4(c) of Form N-CSR).

Response:           Going forward, the Fund will include the requested disclosure in all annual reports filed on Form N-CSR.

Comment 3:        The title of the individuals signing the certifications contained in Form N-CSR does not specifically include the title of Principal Financial Officer. Please confirm in correspondence that the individual who signed the certifications provided with the filing is the Fund’s Principal Financial Officer and going forward please confirm that such title will be included in the signed certifications.

Response:           The Fund confirms that Mark Muffler serves as its Principal Financial Officer. The Fund will include such title in the certifications included in future filings.

July 29, 2026

Comment 4:        The notes to the Fund's financial statements indicate that the Fund has adopted FASB Accounting Standards 2023-07 (Segment Reporting, Topic 280) and the Adviser is deemed to act as the Fund's chief operating decision maker ("CODM"). Please explain how all personnel at the Adviser are "a group or committee" for purposes of the determination of the CODM. Cite applicable US GAAP. If the CODM was incorrectly identified, please correct in future reports with the SEC (see Basis for Conclusions No. 37, FASB Standards 2023, ASP 280-10-50-21(c)).

Response:           The Fund believes that the Adviser is best positioned to serve in the CODM role in light of the fact that the Adviser oversees the Fund's investment program and day-to-day operations pursuant to the investment advisory agreement between the Fund and the Adviser. The Fund will enhance the disclosures included in the notes to its financial statements regarding the CODM.

Comment 5:        The Fund has been identified in the annual report as a non-diversified fund; however, it appears that the Fund is operating as a diversified fund. Please confirm that the Fund continues to qualify as a non-diversified fund and, if the Fund has been operating as a diversified fund for more than 3 years, confirm that the Fund will receive shareholder approval before changing its status back to non-diversified.

Response:           The Fund has been operating as a diversified fund for more than three years. The Fund confirms that, if it were to determine to revert back to operating as a non-diversified fund, it would seek shareholder approval in accordance with the requirements of the 1940 Act. The Fund will reflect its diversified status in future filings.

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Should you have any questions or comments, please feel free to contact me at 212.969.3379 or kim.kaufman@kirkland.com.

Very truly yours,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:        Brad A. Green, P.C.